Exhibit 15.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Navigator Holdings Ltd.:

We consent to the incorporation by reference in the registration statement (No. 333-197321) on Form S-8 of Navigator Holdings Ltd. of our report dated April 1, 2019, with respect to the consolidated balance sheet of Navigator Holdings Ltd. as of December 31, 2018, the related consolidated statements of income, comprehensive income, cash flows and stockholders’ equity for each of the years in the two-year period then ended, and the related notes, which report appears in the December 31, 2019 annual report on Form 20-F of Navigator Holdings Ltd.

Our audit report refers to a change to the method of accounting for revenue from contracts with customers in 2018 due to the adoption of ASC Topic 606 — Revenue From Contracts With Customers

/s/ KPMG LLP

London, United Kingdom

May 8, 2020